Certificate of Qualifications

I, Gabriel Voicu, hereby certify that:

I reside at 1507 – 1 Scott Street, in the city of Toronto, province of Ontario, Canada, M5E 1A1;

I am a professional geologist and have been working for Primero Mining Corp since 2012 as Vice President, Geology & Exploration;

This Certificate applies to the report entitled “San Dimas Property, San Dimas District, Durango and Sinaloa States, Mexico Technical Report” dated effective April 18, 2014;

I am a registered member of Association of Professional Geoscientists of Ontario (APGO) # 2225, and a Fellow of the Society of Economic Geologists # 835295;

I graduated from the University of Bucharest, Romania, in 1983 with a BScA degree in Geological Engineering and from Université du Québec à Montréal in 1999 with a PhD degree in Mineral Resources;

I have practiced my profession in mine geology, exploration and scientific research over the last 30 years. My experience includes researcher at the Geological Institute of Bucharest, Romania, Senior Geologist, Geology & Exploration Superintendent, Technical Services Manager at Cambior Inc. and Iamgold Corp., Toronto, researcher at CONSOREM, Montreal and associate professor at Universite du Quebec a Montreal;

I most recently visited the San Dimas Mine from November 14 to November 20, 2014.

I am responsible for the report and for coordination of the QPs and the other experts who assisted the QPs.

I am a “Qualified Person” according to the National Instrument Policy 43-101;

I am not independent of Primero Mining Corp.;

I have read NI 43-101 and the report, and the report has been prepared in accordance with NI 43-101;

As at April 18, 2014, to the best of my knowledge, information and belief the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Prepared at Toronto, Ontario, Canada, this 18th day of April, 2014

_____________________________

Signed
Gabriel Voicu, PhD, P.Geo
Vice President, Geology & Exploration
Primero Mining Corp.